UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15
          Certification and Notice of Termination of Registration under
              Section 12(g) of the Securities Exchange Act of 1934
             or Suspension of Duty to File Reports Under Section 13
                and 15(d) of the Securities Exchange Act of 1934

                               CLAYTON HOMES, INC.
                               -------------------
              (Exact name of registrant as specified in its charter)


          DELAWARE                      1-8824                  62-1671360
          --------                      ------                   ----------
(State or other jurisdiction        (Commission            (I.R.S. Employer
     of incorporation)              File Number)         Identification Number)


          5000 CLAYTON ROAD, MARYVILLE, TENNESSEE 37804, (865) 380-3000
          -------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
             (Title of each class of securities covered by this Form)

                                      NONE
                                      ----
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

RULE 12G-4(A)(1)(I)     [X]     RULE 12H-3(B)(1)(I)      [X]
RULE 12G-4(A)(1)(II)    [ ]     RULE 12H-3(B)(1)(II)     [ ]
RULE 12G-4(A)(2)(I)     [ ]     RULE 12H-3(B)(2)(I)      [ ]
RULE 12G-4(A)(2)(II)    [ ]     RULE 12H-3(B)(2)(II)     [ ]
                                RULE 15D-6               [ ]


Approximate number of holders of record as of the certification or notice date:  1


     Effective  as  of  August  7,  2003,  B  Merger  Sub Inc. ("Merger Sub"), a
Delaware corporation and wholly owned subsidiary of Berkshire Hathaway Inc. ("Parent"), a Delaware corporation, merged (the "Merger") with and into Clayton Homes, Inc. ("Clayton Homes"), a Delaware corporation, with Clayton Homes as the surviving corporation in the Merger. At the effective time of the Merger, each outstanding share of common stock, par value $.10 per share, of Clayton Homes (other than shares held by stockholders who had perfected their appraisal rights under Delaware law and other than shares held by Parent, Merger Sub and Clayton Homes) was converted into the right to receive $12.50 in cash (less applicable withholding taxes), without interest thereon.


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Clayton Homes has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October  8,  2003

By:  /s/  Kevin  T.  Clayton
      ---------------------
      Kevin  T.  Clayton
      Chief  Executive  Officer  and  President